Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
	June 30, 2013	2012	2011	2010	2009	2008
		(Dollars in thousands)
Consolidated income before income taxes	$224,280	$85,989	$132,914	$65,266	$86,164	$77,053
Interest sensitive and index product benefits and amortization of deferred sales inducements	711,201	905,244	847,538	793,091	387,882	235,836
Interest expense on notes payable	14,028	28,479	31,633	22,125	14,853	19,773
Interest expense on subordinated debentures	6,027	13,458	13,977	14,906	15,819	19,445
Interest expense on amounts due under repurchase agreements and other interest expense	8	—	30	—	534	8,207
Interest portion of rental expense	353	697	665	648	570	459
Consolidated earnings	$955,897	$1,033,867	$1,026,757	$896,036	$505,822	$360,773

Interest sensitive and index product benefits and amortization of deferred sales inducements	$711,201	$905,244	$847,538	$793,091	$387,882	$235,836
Interest expense on notes payable	14,028	28,479	31,633	22,125	14,853	19,773
Interest expense on subordinated debentures	6,027	13,458	13,977	14,906	15,819	19,445
Interest expense on amounts due under repurchase agreements and other interest expense	8	—	30	—	534	8,207
Interest portion of rental expense	353	697	665	648	570	459
Combined fixed charges	$731,617	$947,878	$893,843	$830,770	$419,658	$283,720

Ratio of consolidated earnings to fixed charges	1.3	1.1	1.1	1.1	1.2	1.3

Ratio of consolidated earnings to fixed charges, both excluding interest sensitive and index product benefits and amortization of deferred sales inducements	12.0	3.0	3.9	2.7	3.7	2.6